

December 22, 2011

Via E-mail
Richard J. Johnson
Executive Vice President and
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

> **Re: The PNC Financial Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 001-05805**

Dear Mr. Johnson:

We have reviewed your July 21, 2011 response letter to our letter dated July 7, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. It appears that you have not filed unqualified legality opinions for your September 19, 2011 senior notes offering or your July 27, 2011 depository shares offering. Please file the unqualified opinions in a Form 8-K or by post-effective amendment, or advise.

Form 10-Q for Quarter Ended September 30, 2011

Home Equity Loan Portfolio, page 46

2. We note your response to prior comment eight in our letter dated July 7, 2011 and your disclosures on page 46. We also note that 67% of your home equity loan/lines portfolio was secured by second liens where you did not hold the first lien position. Please respond to the following:

   a. We note your disclosure that your ability to validate lien positions is based upon available external information and that you may be unable to determine whether the same collateral applies to both the first and second liens. Please tell us whether you know when you are in the first or second lien position for your home equity portfolio. If so, please revise future filings to clarify that in this disclosure and discuss if you are notified when the first lien is paid off and your second lien becomes the first.

   b. We note your disclosure that you track borrower performance and other credit metrics for this portfolio, including FICO scores and LTV ratios, for inclusion in the allowance roll rate models. We also note you consider this information in segmentation of the portfolio by risk, including the portion of the portfolio in a second lien position. Please clarify whether you have separate loan pools for home equities in the first lien position and the second lien position. If not, please explain in more detail how your historical roll rate models and related segmentation capture the different risks in the first and second lien portfolios.

   c. We note you are building out your capabilities to be able to track the underlying collateral of first and second lien positions and that you will incorporate this into your allowance for loan losses. Tell us and revise to disclose in future filings when you expect this enhancement to be complete and reference where in your current disclosures you discuss how the current method captures this risk.

Note 5 – Asset Quality and Allowances for Loan and Lease Losses and Unfunded Commitments and Letters of Credit, page 82

Nonperforming Assets, page 83

3. We note footnote (c) to your nonperforming assets table and your disclosure that effective the second quarter of 2011 you changed your policy for certain small business credit card balances to classify them as nonaccrual when they become 90 days or more past due rather than excluding the balances and charging off at 180

days past due. Please tell us and revise to disclose in future filings whether you also changed your charge-off policy for small business credit card loans as part of the nonaccrual policy change or whether they continue to be charged off at 180 days past due.

Residential Real Estate and Home Equity Loan Classes, page 85

4. We note your disclosure that you regularly update the property value of real estate collateral, at least annually, and calculate a LTV ratio. We also note your disclosure on page 86 of consumer real estate secured high LTVs greater than 100%. Please tell us and revise to disclose whether the LTVs used in determination of your higher risk loans and related disclosures are all current LTVs based on property values within the past 12 months. If some LTVs are based on property value at origination and the loan was originated more than 12 months ago please revise future filings to clarify the portion of current and original LTVs.

5. As a related matter, we note your disclosure that the LTV data you regularly update is used in your statistical models to estimate individual and class/segment level risk and your disclosure that LTV tends to indicate potential loss on a given loan and their likelihood of making a payment. Given the importance of this credit quality indicator, please expand your disclosures for LTV in future filings to cover loans beyond the existing disclosure that only quantifies loans with a LTV greater than 100%. For example, please provide separate disclosure of the home equity and residential real estate loans in the following categories: LTVs greater than 100%, the percentage that are between 90-100%, the percentage with LTVs between 80-89%, and the percentage below 80%. To the extent that you do not have refreshed LTV data for each of your loans, please separately quantify the loans that are not included in your data.

Note 6 – Purchased Impaired Loans, page 94

6. We note your disclosure that the reclassification of nonaccretable difference to accretable yield was $849 million during the nine-months ended September 30, 2011. In addition, we note from your Q3 earnings call held on October 19, 2011 that part of the improvement in the expected cash flows for these loans is due to the extension of the life of the consumer loans and improvements in the commercial book. Please tell us and revise future filings to disclose the primary drivers behind the large reclassification from nonaccretable difference. In this regard, discuss the specific loan types and pools where your cash flow estimates increased, identify the acquisitions that the increased cash flows estimates were attributable to, and confirm that the loans or pools for which cash flows estimates increased did not have an associated allowance for loan loss.

Richard J. Johnson
The PNC Financial Services Group, Inc.
December 22, 2011
Page 4

Note 8 - Fair Value, page 102

Other Financial Assets Accounted for at Fair Value on a Nonrecurring Basis, page 110

7. We note your response to prior comment 22 of our letter dated July 7, 2011 and
your fair value disclosures for nonaccrual loans. You state for your nonaccrual
loans measured at fair value on a nonrecurring basis that you rely on the appraised
value of the collateral or the net book value of the collateral from the borrower's
most recent financial statements if no appraisal is available to determine your
valuation. Also, for outdated appraisals or the net book value method you apply
internal assumptions to determine the fair value. Please address the following:

a. Provide and revise future filings to disclose a detailed discussion of your
appraisal process and specifically address how frequently you update an
appraisal for a collateral-dependent impaired loan. For example, tell us if you
order a new appraisal every six months, on an annual basis, or another time
period.

b. Tell us and revise to disclose in future filings how you calculate the loss given
default (LGD) collateral recovery rates that are used to adjust the net book
value and outdated appraisals.

Note 9 – Goodwill and Other Intangible Assets, page 115

Residential Mortgage Servicing Rights, page 116

8. We note your rollforward of residential mortgage servicing rights during the nine
months ended September 30, 2011. Please tell us, and separately quantify, the
main drivers of the $369 million reduction in fair value of these assets referred to
as "other" during the nine months ended September 30, 2011. For example, your
disclosure in footnote (b) indicates that the changes were primarily due to market-
driven changes in interest rates. However, please tell us why the amounts are so
much larger than indicated by your sensitivity disclosures provided on page 145
of your 2010 Form 10-K.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant